AMENDMENT NUMBER TWO
                                  to the
                 AMENDED AND RESTATED EMPLOYMENT AGREEMENT

          THIS AMENDMENT NUMBER TWO (the "Amendment") dated as of the 1st day of November, 2001, to the Amended and Restated Employment Agreement between F. Edward Gustafson ("Executive") and Viskase Companies, Inc. (formerly known as Envirodyne Industries, Inc. and hereinafter referred to as the "Company") dated as of the 27th day of March, 1996, as amended by the Amendment thereto dated as of the 30th day of August, 2001 (as so amended, the "Agreement"), is entered into between Executive and the Company (hereinafter together referred to as the "parties").

          WHEREAS, pursuant to Section 7 of the Agreement, Executive has the right to terminate his employment with the Company for Good Reason, which is defined to include, among other things, that there shall have occurred a Change in Control; and

          WHEREAS, one or more Changes in Control have occurred on or before the date hereof; and

          WHEREAS, Executive and the Company would like to further define Executive's rights under Section 7 of the Agreement;

          NOW, THEREFORE, in consideration of the mutual agreements and covenants of the parties contained herein, the parties agree to amend the Agreement as follows:

          Section 1: Definitions. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Agreement.

          Section 2.   Amendment.

          (a) The following provisions shall be added after the last sentence of Section 7(f) of the Agreement:

          With respect to a termination of Executive's employment by Executive for Good Reason pursuant to Section 7(d)(1)(vi) for Changes in Control which may have occurred on or prior to the date hereof, Executive may provide the Company with a Notice of Termination by no later than November 1, 2002. With respect to a termination of Executive's employment by Executive for Good Reason pursuant to Section 7(d)(1)(vi) for Changes in Control occurring after the date hereof, Executive may provide the Company with a Notice of Termination for each such Change in Control by no later than the one year anniversary of such Change in Control.

          (b) The following provision shall be added as Section 20 of the Agreement:

          20. Attorneys' Fees and Costs. The Company agrees to pay all costs and expenses, including attorneys' fees, which may be incurred by Executive in enforcing this Agreement against the Company or in connection with any contest of the validity or enforceability of this Agreement by the Company or any third party, including without limitation any rejection of this Agreement in any bankruptcy or similar procedure.

          Section 3. Choice of Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, without giving effect to the conflict of law principles thereof.

          Section 4. Effectiveness. Except as expressly modified above, all other terms, conditions and provisions of the Agreement remain in full force and effect.


          IN WITNESS WHEREOF, the parties have caused this Amendment to be signed as of the first date written above.


                              VISKASE COMPANIES, INC.

                              By: -----------------------------------
                                   Name:  Gordon S. Donovan
                                   Title: Vice President & CFO


                              ---------------------------------------
                              F. Edward Gustafson